Filing Pursuant to Rule 424(b)(3)

Registration Statement No. 333-114352

PROSPECTUS SUPPLEMENT DATED MARCH 10, 2006

(To Prospectus Dated May 21, 2004)

REDBACK NETWORKS INC.

10,235,465 Shares of Common Stock

and

Warrants to Purchase 2,984,277 Shares of Common Stock

This prospectus supplement relates to the resale by selling security holders of their shares of common stock and their warrants to purchase shares of common stock. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated May 21, 2004, including any amendments or supplements thereto. The terms of the shares of common stock and the warrants to purchase shares of common stock are set forth in the prospectus.

On December 29, 2004, Horsham CTC LLC transferred warrants to purchase up to 677,452 shares of our common stock with an exercise price of $5.00 per share and warrants to purchase up to 677,452 shares of our common stock with an exercise price of $9.50 per share to HBK Master Fund L.P.

The information in the table appearing under the section captioned “Selling Security Holders” commencing on page 12 of the prospectus is hereby amended to reflect the above-referenced transfer by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to persons listed in the prospectus or in any amendments or supplements thereto as set forth herein:

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Securities Beneficially Owned Prior to the Offering

Name	Warrants	Shares of Common Stock to be Issued upon Exercise of Warrants	Shares of Common Stock to be Issued upon Conversion of Shares of Series B Convertible Preferred Stock	Shares of Common Stock	Amount of Class of Securities Beneficially Owned After the Offering (*)	Percentage of Class of Securities Beneficially Owned After the Offering (*)
HBK Master Fund L.P. (6)	1,354,904	1,354,904	—	—	0	0%

(*)	The table assumes that the selling security holders sell all of their securities being offered pursuant to the prospectus and this prospectus supplement. We are unable to determine the exact number of securities that will actually be sold pursuant to the prospectus and this prospectus supplement.

(6)	HBK Investments L.P., or HBK Investments, may be deemed to have sole voting and sole dispositive control over the shares registered hereby for the account of HBK Master Fund L.P., or the Fund, pursuant to an investment management agreement between HBK Investments and the Fund. The following individuals may be deemed to have control over HBK Investments: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

We prepared this prospectus supplement based on the information supplied to us on or before the date hereof by the selling security holder named in the above table.

Investing in our common stock and warrants involves risks. See “Risk Factors” beginning on page 3 of the prospectus for information you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The prospectus supplement is dated March 10, 2006.

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